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[LOGO OF        ROPES & GRAY LLP
ROPES & GRAY]   ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000
                  F 617-951-7050
                BOSTON    NEW YORK  PALO ALTO  SAN FRANCISCO  WASHINGTON, DC

July 20, 2007                                 Michael A. Szkodzinski
                                              (617) 951-7752
                                              (617) 235-0732 fax
                                              Michael.Szkodzinski@ropesgray.com

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary A. Cole, Esq.

Re: Gateway Trust Registration Statement on Form N-1A

Ladies and Gentlemen:

Transmitted herewith by means of electronic submission on behalf of Gateway Trust (the "Fund"), a Massachusetts business trust, for filing under both the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act") is a registration statement on Form N-1A (the "Registration Statement"). We filed a Form N-8A for the Fund earlier today.

The Registration Statement does not contain any financial statements for the Fund because the Fund has not commenced operations. The remaining exhibits to the Registration Statement will be filed by amendment. As described in the Registration Statement, it is intended that the Fund will acquire the assets and liabilities of Gateway Fund, a series of The Gateway Trust, an Ohio business trust in February 2008. The Fund expects to file a prospectus/proxy statement on Form N-14 in October 2007. Your cooperation in meeting this schedule is respectfully requested.

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ROPES & GRAY LLP

Securities and Exchange Commission      -2-                      July 20, 2007


Please direct questions or comments to the undersigned by telephone at
(617) 951-7752 or to Michael G. Doherty at (212) 497-3612.

Very truly yours,
/s/ Michael A. Szkodzinski
----------------------------------
Michael A. Szkodzinski

Enclosures

cc: Coleen Downs Dinneen, Esq.
    Michael G. Doherty, Esq.
    John M. Loder, Esq.